ABN 49 007 620 886

05011640

FOSTER'S
GROUP

Inspiring Global Enjoyment

ASX RELEASE

Fosters Brewing Group

The following release was made to the Australian Stock Exchange Limited today:

SUPPL

"Strategy Briefing – Presentation Slides"

Released: 21 September 2005

Pages: 1
(including this page)

FILE NO: 082-01711

A FULL COPY OF THIS ANNOUNCEMENT WILL BE SENT TO YOU VIA HARD COPY (101 Pages).
THE STRATEGY BRIEFING – PRESENTATION SLIDES CAN BE VIEWED ONLINE AT:
www.fostersgroup.com/investors/presentations.htm

If you would prefer to receive this notification by email please reply to
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10/5

Faxed 21 Sept 2005

FOSTER'S
GROUP

21 September 2005

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Attached is a copy of the presentation to be delivered today at a Foster's Group Strategy Briefing in Sydney. The briefing will be webcast live from 10.00am and can be accessed from the Foster's Group website www.fostersgroup.com.

Yours faithfully

Martin Hudson
Company Secretary
Foster's Group Limited

FOSTER'S

A year of transformation

Trevor O'Hoy

President and Chief Executive Officer

September 21, 2005

Today's agenda

FOSTER'S

Introduction	Trevor O'Hoy
Consumer led: customer driven	Jamie Odell, John Murphy
Foster's Wine Estates	Jamie Odell, Scott Weiss
Foster's Australia	John Murphy
The Foster's Brand	Rick Scully
Lunch	
Foster's Global Supply Chain	Randolph Bowen, Rob Rogers
Southcorp Integration	John Murphy, Jamie Odell
Closing comments	Trevor O'Hoy

Southcorp synergies

Net synergies of:

$Amillion net synergies	FY'06	FY'07	FY'08
Corporate overheads	20-25	35-40	35-40
Production / procurement	3-5	25-30	50-55
Route to market	15-20	40-45	45-50
Total	**40-50**	**100-115**	**130-145**

We're in the right place



Domestic Multi-beverage
Global Wine
Global Beer
value
Multi beverage, non-premium
Multi-beverage, premium products
Limited product offering, non-premium
Limited product offering premium
Multi-region, non-premium products
Multi-region, premium products
Single region, non-premium products
Single region, premium products
Strong market Share, local brand awareness
Strong market share, Global brand awareness
Weak market share, Local brand awareness
Weak market share, Global brand awareness

Value growth
- in premium beers
- in ready to drink
- in spirits

Value growth
- Australian ahead of premium
- Premium ahead of all wine
- Value ahead of volume

Value growth
- Volume ahead of category
- Value (to Foster's) ahead of volume

A different company

- A pure beverages company
  - Australia's leading multi-beverage business;
  - world's leading premium wine company; and
  - the world's seventh largest and fastest growing global beer brand.
- A focused business structure
- A well defined growth formula
- A transforming acquisition
- A new operational executive team
  - John Murphy - Foster's Australia
  - Jamie Odell - Foster's Wine Estates
  - Rick Scully - Foster's Brewing International

Consumer led, customer driven

A consumer led company:

- understands its end consumers
- innovates to meet diverse demand
- delivers flexibly and consistently
- provides premium products
- becomes a consumer's first choice for beverages

A customer driven company:

- understands those who sell its products
- innovates in collaboration
- tailors its service offering to customer needs
- provides a true value-added offering
- becomes a customer's first choice supplier

FOSTER'S
GROUP

Consumer Led, Customer Driven

John Murphy	Jamie Odell
Managing Director	Managing Director
Foster's Australia	Foster's Wine Estates

21 September 2005

Australian multi-beverage market



Defining consumer led, customer driven

Consumer led...

- The consumer is at the heart of everything we do
- We have a passion for offering a superior portfolio of brands for the enjoyment of our consumers

Customer driven...

- Our customer relationships are essential in providing the best drinking, dining, and shopping experience to our consumers on every occasion



Consumers are drinking a broader repertoire, creating opportunities



Alcohol consumption

	2001	2005	2009F
Single category only	37%	29%	18%
Multi-category	63%	71%	82%

Source: Roy Morgan – consumed last 4 weeks MAT July 2005

Australian category performance


Premium & regular led
$5.2
55%
Sparkling & bottled white led
$2.7
29%
Bourbon led
$2.0
11%
$1.8
11%
Foster's share
34%
Beer
Wine
RTD's
Spirits

Off-premise retail sales $ billion per annum – July 2005


Foster's beers drive growth
FOSTER'S
Beer growth = premium / regular
-$31 Light
Mid $37
Premium $88
Regular $86
$46
$12
$30
Corona
Stella
Other
$66
$24
-$4
Carlton Draught
Carlton P Dry
Other
Share of category by type
Light
Mid
Premium
Regular
Off-premise retail sales $ million per annum – July 2005


Bourbon drives RTD growth
Cougar strong performer
FOSTER'S
RTD growth = Bourbon
Scotch $21
D Rum $35
Vodka $20
Bourbon $139
14%
37%
Category growth
Cougar bourbon
Other
Scotch
D Rum
Vodka
Bourbon
Share of category by type
Off-premise retail sales $ million per annum – July 2005

Bottle wine: majority of category growth by sparkling & white


Wine growth = sparkling & white
Bottle red $1
Cask red $2
Bottle white $26
Sparkling $33
Yellowglen
Cask
B White
Sparkling
B Red
Under $10
530 Brands
Over $10
2400 brands
Bottle wine
100 brands = 50% of sales

Share of category by type Off-premise retail sales $ million per annum – July 2005

Foster's is positioned for **off-premise** changes


Expanding
Big box driven by
• multi-beverage basket
• width of wine
One stop shop
Supermarkets driven by
• food traffic
• core basic range
• ease-access/parking
Convenience
Percentage - off-premise retail
Internet
Drive-thru
Big box
Bottle shops
Supermarket
21
10
49
20
18
17
34
30
2005
2010

Foster's is positioned for **off-premise** changes

FOSTER'S GROUP

Expanding

Supermarkets driven by
- food traffic
- core basic range
- ease-access/parking

Convenience

Big box driven by
- multi-beverage basket
- width of wine

One stop shop

Foster's - opportunities

Partner with customers
- focus on costs
- large scale & capability
- logistic networks options
- innovation & planning
- collaboration with suppliers

Plus

Foster's portfolio strength
- footprint (beer)
- range / variety (wine)

Added value features/services
- In store layout / ranging / promotions / merchandising / retail solutions

Big box formats are being used for cross-category shops

FOSTER'S


% shoppers buying multiple categories
53%
31%
28%
25%
24%
Big box
Grocery
Bottle shop
Drive-thru
Wine store

Foster's is positioned for **on-premise** changes

Expanding

Restaurants and cafés
- Fragmented, specialised social venues
- Consumers want greater variety of
  - venues/products
  - boutique brands
- Aspirational nature of venues
  - brands must match


Vigneron/producers BYO
Restaurants special/limited
On-premise (other)
2005
2010
Number of on-premise liquor licences

Foster's is positioned for **on-premise** changes

Expanding

Restaurants and cafés
- Fragmented, specialised social venues
- Consumers want greater variety of
  - venues/products
  - boutique brands
- Aspirational nature of venues
  - brands must match

Foster's - opportunities

Breadth of brand portfolio

Premium margin brands
- allocated by customer/venue type
- point of differentiation - small customers
- Build brands, trial, seeding

Customer management

New customer model
- increased contact (phone/web)
- delivery options
- value added features services

plus

Total venue solutions

Multi-beverage consumers & industry dynamics are driving the need for enhanced disciplines

- Customers need to establish strong position with consumers
  - Is consumer offer compelling?
  - Is share of the main game right?
  - Are growth opportunities being missed?

- Together with our customers we need to be good at business analysis
  - profit analysis
  - opportunity identification
  - range review
  - category management
  - space management
  - shopper behaviour

Foster's is best positioned to deliver sustainable brand and service solutions

Global wine market



Wine category growth


Wine category volume growth in key markets F05
%
35
30
25
20
15
10
5
0
2.2
7.6
5.3
13
5.5
10.3
2.4
5.3
8
34
USA
Canada
UK
Australia
Japan
Total Wine
Target Segment

FWE's target wine market is growing more strongly than the total wine category in key markets.

USA Total wine = Total table and sparkling. Target segment = >$US4.25. (Source: AC Nielsen MAT to 2 July 2005)

CANADA Total wine = Domestic + Import. Target segment = Australian category. (Source: CVA Red Book National June 2005)

UK Target segment = >£5. (Source: AC Nielsen MAT to 6 August 2005)

AUSTRALIA Total wine = Softpack and bottled table and sparkling. Target segment = Bottled >$8. (Source: AC Nielsen MAT to June 2005)

JAPAN Total wine = New World wine. Target segment = Australian category. (Source: Govt customs data, IWSR June 2004)

Market environment: Americas


Clearly, Miles had not yet tasted Napa Valley Merlot!
US per capita consumption up 9% since 2000


Macquarie Securities (Australia) Limited

Wine Moves Into Tie With Beer as U.S. Tastes Change

By Chris Dolmetsch

July 20 (Bloomberg) -- Wine moved into a statistical tie with beer as the most popular beverage among U.S. drinkers as more young people switched to martinis and older people consumed more wine and liquor, according to a poll.

About 39 percent of U.S. drinkers said they drink wine most often, compared with 36 percent for beer and 21 percent for liquor, according to a Gallup poll. It's the first time since Gallup started polling on the topic in 1992 that Americans didn't pick beer as their favorite, Gallup said in a statement.

Market environment: Americas


US adult per capita consumption
+9%
Gallons/adult
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2000
2004


Average pricing
$US
+$0.52
Avg 750ml Eq Price
$6.00
$5.50
$5.00
$4.50
$4.00
2000
2001
2002
2003
2004
2005

Absolute per capita consumption has increased by 9% since 2000, and pricing has increased by US$0.52.

Source: Adams Wine Handbook 2000 & 2004; AC Nielsen scanner data ending July 2000-2005

Market environment: Americas

Consumer trends

"Premiumisation"

- Premium price segments growing strongly with prices firming – trend accelerating
- Luxury wine market very strong

Tastes broaden

- Pinot Noir, Shiraz and Pinot Grigio continue to enjoy strong growth

Domestic varieties rebound

- Growth outperforming total imported wine

Australian category ripe for upgrade

- Growth concentrated at lower price points

Trade trends

Consolidation continues

- Chains expected to grow sales in F06 by 5% vs 4% for total US wine market.

On-premise channel strong

- Value growing more strongly than volume.





Market share: Americas

US MARKET: PREMIUM WINE


FWE
15%
Constellation
14%
Gallo
13%
Others
58%

CANADA MARKET: AUSTRALIAN WINE


Others
32%
FWE
44%
Yellowtail
13%
Constellation
11%

- FWE has the leading market share in the US premium wine market, with opportunities to leverage breadth and scale for further growth
- FWE is investing in the Canadian market to enhance its leading position in the Australian wine category

Source: AC Nielsen 26 weeks thru 07/04/05. Redbook data 12 months thru 06/05
Premium is $4.25+/bottle

Market environment: UK

Consumer trends

- **New World still out-performing Old**
  - New Zealand wines command highest average price
  - Australia No. 2 whilst retaining No. 1 volume and value position
  - USA showing strong growth with an improving average price

Official: Beer Sales Overtaken by Wine
Driven by the Bridget Jones generation's thirst for Chardonnay and Pinot Grigio, wine has officially overtaken beer to become Britain's favourite choice of tipple. A report to be published this week will reveal that for the first time British shoppers are spending more on wine than on beer... Experts say the swing is the result of a number of factors, including clever marketing, the lack of a major sporting event this summer (traditionally a boost for beer sales), and a substantial increase in women's drinking
(Independent - 21.8.05)



Market environment: UK

Trade trends

Grocery multiples have a leading share and grow ahead of the market


Yr on yr growth
Value share
+9.7%
Grocery multiples
67.6
+2.4%
Multiple specialists
11.2
-12%
Independents
7.4
-6.6%
Convenience multiples
2.2
+29%
Forecourts
0.5

AC Nielsen to 11-06-05

Market share – Continent


F05 Volume
9L cases
FWE in Continental Europe
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
BBWE
SRP
Swe
Ire
Neth
Nor
Den
Ger
Switz
Fin
Bel
Other
55%
44%
27%
85%
19%
19%
30%
42%
18%
F05 share of Australian category (FWE)

Southcorp delivers scale to capitalise on attractive opportunities in Continental Europe

Market environment – Asia

Greater China

Total imported wine	% Split by origin	Growth rate	Producer ranking New World producers
2004 4.9m cases	Old World 52%	+16%	1. Foster's Wine Estates
2005 est. 5.7m cases + 16.3%	Australia 13%	+34%	2. Constellation
	USA 16%	+19%	3. Pernod Ricard
			4. Concha y Toro
			5. Gallo

South East Asia

Total imported wine	% Split by origin	Growth rate	Producer ranking New World producers
2004 3.1m cases	Old World 35%	+3-5%	1. Foster's Wine Estates
2005 est. 3.47m cases + 11.9%	Australia 45%	+10-15%	2. Constellation
	USA 8%	+1-2%	3. Pernod Ricard
			4. Gallo
			5. Concha y Toro

Japan

Total imported wine	% Split by origin	Growth rate	Producer ranking New World producers
2004 14.0m cases	Old World 75%	+0.03%	1. Gallo
2005 est. 14.0m cases +0%	Australia 5.3%	+33.0%	2. Constellation
	USA 9.7%	+0.02%	3. Concha y Toro
			4. Franzia
			5. Foster's Wine Estates

Source: Government customs data for calendar 2004, split by origin and growth rate. Management estimates for 2005 and producer ranking.

FOSTER'S
GROUP

Foster's Wine Estates

Jamie Odell

Managing Director,
Foster's Wine Estates

21 September 2005

Agenda

- The Foster's Wine Estates business model
- Strategic success factors
- Progress & future plans
- Summary



Wine business learnings

- A wine business can be built around strong brands
- But brands, as in any other category, need to be nourished
- A wine business can improve returns and generate lots of cash
- Consumer demand should drive supply, not the other way round
- *But* supply management critical in driving cashflow and margins to fund re-investment
- Supply is where the fundamental risk resides





Foster's Wine Estates global leadership team


Jamie Odell
Managing Director
Foster's Wine Estates


Scott Weiss
Managing Director
Foster's Wine Estates
Americas


John Philips
Managing Director
FGL Wine Estates
EMEA


Anthony Davie
Managing Director
Foster's Wine Estates
Asia / New Zealand


Jenny Lee
Director Global Marketing
Foster's Wine Estates


Randolph Bowen
Senior VP
Global Supply Chain
Foster's Wine Estates


Andrew Leyden
Finance Director
Foster's Wine Estates


Rell Hannah
Corporate Affairs Director
Foster's Wine Estates


Laura McLachlan
Strategic Planning Manager
Foster's Wine Estates

Our consumer led, customer driven model


In market scale, reach
Foster's Australia
Foster's NZ
FWE Asia
Foster's Wine Estates Americas
FGL Wine Estates EMEA
Common global systems
Branding
Innovation
Supply Chain
Multi-country sourcing
Australia NZ
California
Italy France
Chile

Benefits of breadth and scale

Breadth to meet diverse consumer preference

Scale to deliver superior route to market and brand-building capability


Breadth
Geographic
Adapt to consumer trends
Flexibility in supply chain
Leverage portfolio in different markets
Portfolio
Adjust to consumer preferences
Brand for every occasion
Experimental through to icon
Scale
Improved retail management
Category management
Promotional synergies
Increased distributor efficiency
Sales force effectiveness
Logistics
Increased supplier efficiency
Cost effectiveness
Service levels & Brand building

Revenue – Geographic split

F05 BBWE revenue by geography


23%
11%
66%
North America
EMEA
Australasia

F05 Pro-forma wine revenue by geography


5%
27%
50%
18%
North America
EMEA
Australia
Asia / New Zealand

F05 Southcorp revenue by geography


40%
34%
26%
North America
EMEA
Australasia

Post-Southcorp, Foster's has a more balanced revenue base, geographically

Leveraging global capabilities


Branding
Innovation
Supply Chain

Global Marketing Coordination	Global Innovation Network	Global Supply Chain
Global Marketing Director & team appointed – Working closely with Foster's Australia marketing	Linked to Foster's Australia I-Nova & Consumer Insights teams	Common, advanced systems Shared expertise Scale and flexibility


TESCO





Global consumer insights capability

Sales-Validated Consumer Response Model

Purchase Intention = Recognition + Quality + 'Buzz'

Web-based Market Insights Centre



Informed Decision Making

- Customer satisfaction
- Shopper insights
- Sensory
- Concept development
- Training & Immersion
- Segmentation
- Brand health tracking
- Pack testing
- Advertising pre-testing

Global innovation network

White Lie
- Launched in US April 2005
- Outstanding worldwide media pick-up and web visits
- Other markets and line extensions in plan

Early Harvest
- Launched in Australia June 2005
- PR gathering momentum

The Little Penguin
- 900K cases in first year
- Success driven by "millennial" generation


VIN FOR KVINDER





Global supply chain

Scale and flexibility to
- best target the most attractive category opportunities
- reduce portfolio sourcing risk
- leverage procurement savings and virtual sourcing opportunities
- optimise asset utilisation



Winning in wine: Five key success factors

1 **Focus on the most attractive end-market profit pools**
- Geographies
- Price points
- Varietals

2 **Build strong route-to-market capabilities in these markets**
- *Distribution strength*
- Retail category management capabilities/scale

3 **Develop A portfolio of easy to understand and relevant brands**
- Simple, clear and relevant brand propositions
- "Must-stock" portfolio that covers a consumer's drinking repertoire

4 **Tap into multiple, high-growth source geographies**
- Australia
- California
- Others: Italy (pinot grigio), New Zealand (sauvignon blanc), South Africa, Chile

5 **Execute with excellence**
- Trade spend effectiveness
- Sales force effectiveness
- Wine quality
- Supply chain flexibility and efficiency

1 Focus on the most attractive end-market profit pools
- Geographies
- Price points
- Varietals

EXAMPLES
- Wolf Blass growth in UK– only Top 10 Australian wine brand retailing > £6
- Pinot Grigio NPD in US
- Sparkling NPD globally





New product development: global sparkling

Beringer Sparkling White Zinfandel
- Performing well in US, UK, Japan



Yellowglen
- Clear leader in Australian sparkling category, growing strongly
- Pink launched in 2003
- Bella and Perle launched in 2005





Wolf Blass
- New packaging for Gold Label and Red Label Sparkling
- Being supported by Sparkling-specific advertising



Sass Bubbly
- Launched February 2005
- A drink with the sophistication of Sparkling and the taste, variety and alcohol content of an RTD

New product development: opportunity for Beringer in US

Retail price point (per 750ml)	Beringer	Lindemans	Rosemount	Wolf Blass	Penfolds
$25+	Beringer Luxury (Private Reserve, III Century, Nightingale)			Super Premium (Platinum, Black & Grey Label)	Supers (Grange, RWT St Henri, etc)
$14-25	Beringer Luxury (Knights Valley, Napa, L. Oak)		Rosemount Luxury	Gold Label	Supers (Bins Range)
$10-14	NPD opportunity for Beringer			President's Selection	Thomas Hyland K. Hill
$8-10	Beringer Founders' Estate	Lindemans Reserves	Rosemount Diamonds	Yellow Label	Rawsons Retreat
$6-8	Beringer Stone Cellars	Lindemans Bins	Rosemount Blends		
$4-6	Beringer California Beringer Blush	Lindemans Cawarra			
<$4					

Retail price point (per 750ml)

2 Build strong route-to-market capabilities in these markets
- Distribution strength
- Retail category management capabilities/scale

Foster's Wine Estates

Scott Weiss

Managing Director,
Foster's Wine Estates Americas

21 September 2005

Route-to-market model: Americas – USA

- One Foster's
  - Consolidated sales leadership
  - Common sales systems
- Two selling divisions
  - Maintain existing distributor networks to enable growth
  - Increased personnel in the field
- One Foster's
  - Consolidated marketing, innovation, sales services and consumer insights
- Increasing investment in brands





Route-to-market model: Americas – Canada

- One Foster's via direct route-to-market
  - Leverage market knowledge and capability from Ontario westward
  - Leverage partner strength and capabilities from Quebec eastward
- One Foster's approach to all other functions to maximize impact and capture synergies


CANADA



FWEA portfolio planning overview

Phase 1	Phase 2
Apply traditional 'trade lens' in rapid review of FWE-A portfolio and the market	Apply strategic 'consumer lens': • Consumer based segmentation • Profit pool perspective
↓	↓
Focus and revise priorities for FY06/07 Foundation/implications for Phase 2	'Changing the game' for FY07 and beyond • Future portfolio structure and priorities • *Brand / channel priorities* • New 'language' for the trade • Full potential 'game plan'

Category management: Americas (supermarket chain)

Allow incremental purchase with alternate varietals





Category management for maximum brand impact

Move consumer up through Beringer line

Creating new opportunities on premise: US Restaurant Challenge Program


ZAGATSURVEY
2005
AMERICA'S TOP RESTAURANTS

Foster's Wine Estates

Jamie Odell

Managing Director, Foster's Wine Estates

21 September 2005

2 Build strong route-to-market capabilities in these markets
- Distribution strength
- Retail category management capabilities/scale

FOSTER'S GROUP

Route-to-market model: Europe, Middle East & Africa

Managing Director
- Commercial Director UK
- Commercial Director Continental Europe
- Marketing Director

Single sales face to customers now in place
- Rapidly leverage combined scale and trading relationships through *enhanced channel focus*

Leveraging combined portfolio strength through category leadership project

Combined logistics solution and fully integrated customer service function by June 06
- Leverage scale to optimise service and costs

Leveraging new scale in Continental Europe

FOSTER'S GROUP

New breadth and scale enables us to take leading role in capturing Horizon 2 opportunities

Horizon 1 markets
Australia ❶ Premium bottled +5%
US ❷ Premium market +8%, Australian category +17%
UK ❸ Premium market +10%, Australian category +10%

Horizon 2 markets
Canada Japan Germany
Nordics Benelux Ireland

Horizon 3 markets
Russia Korea China

Source: AC Nielsen to August 2005 – volume growth

Leveraging new scale in Continental Europe

Sweden



- Australian category is 8% of total market
- FWE dominates the Australian category with +50% share
- 7 out of the top 10 Australian red wines are FWE brands
- Great potential for Wolf Blass and Beringer brands

Netherlands



- Lindemans is the number one selling Australian brand
- Investing in consumer marketing to drive Lindemans growth
- Strong trading relationships with key retailers

Norway



- Australian category still under developed
- FWE dominates the Australian category with +50% share
- Number 2 selling SKU is Lindemans BIB
- Great potential for Wolf Blass and Beringer brands

Route-to-market model: Asia / New Zealand

Limited above-the-line investment in brands	Building a sustainable brand investment platform
Fragmented / remote approach to brand marketing	• Integrated marketing capability across the combined NZ business • Additional resources in Asia
Transactional relationship with distributors in Asia	• More active partnership with distributors • Doubling resources in Japan • In-market manager assigned to China
Established multi-beverage model in NZ (but sales teams aligned to product categories)	Benefiting from increased scale and partnership opportunities with major customers (sales teams now aligned to customer groups, all selling total portfolio)
High dependency on grocery customers in NZ	Increased focus on channels where under-represented – on-premise and traditional liquor

3 **Develop A portfolio of easy to understand and relevant brands**

- Simple, clear and relevant brand propositions
- "Must-stock" portfolio that covers a consumer's drinking repertoire

FOSTER'S



- New packaging introduced for Beringer and Meridian in F05
- Core supply chain capability


MERIDIAN

Portfolio management

FOSTER'S

Contribution of top wine brands (percentage of FWE F05 proforma net margin)


%
Top 5
Top 10
Top 15
Top 20
Total
67
89
96.1
96.9
100
Americas
91
95
96
100
EMEA
83
94
97
98
100
Asia / New Zealand


%
Top 5
Top 10
Top 15
Top 20
Total
62
80
88
92
100
Australia
66.8
79.9
87
91.4
100
Global Wine

- Top 10 brands drive overwhelming proportion of net margin.
- Managing the tail is more about portfolio and segment management than profitability.

Our combined portfolio

The strongest in the industry

The Portfolio Advantage

The advantage of having a portfolio of strong consumer brands is that it enables us to target a broad variety of consumers with a range of wine styles that meet multiple consumer needs.

Our core 4 brands can be clearly differentiated on the basis of:

- **Consumer Target**
- **Brand Positioning Territory**
- **Occasion**
- **Wine Style**
- **Marketing Strategy**



UK example: excerpt from trade presentation

Consumer Target

Our consumers are segmented according to the intensity of their *involvement with wine*

Low Involvement → High Involvement

Easygoing	Enjoyers	Aspirationals	Appreciators	Connoisseurs
• Glass with friends • Least care choosing a wine • Not wine preferrers • Price is a strong influencer	• Everyday enjoyment • To relax/unwind • Stick with limited list of known brands • Choose in-store • Not interested in wine language • Influenced by major brand advertising	• Image important • Wine preferrers • Varietal knowledge • Interested in some wine language • Enjoy trying new wines • Visit wineries/read wine articles	• Want to discover wine • Knowledge of wine regions • Frequently buy >$10 • Join wine clubs • Don't stick to known brands • Ideal wine is complex & interesting	• Sophisticated drinker • Discerning wine taste • Don't decide in-store • Have a cellar • Less influenced by specials/promotions • Actively pursue wine knowledge

Brand Heartland	Lindemans	Rosemount Estate	Wolf Blass	Penfolds
Demographic	BC1C2 M/F 35-49	ABC1 70/30 F:M 30-40	AB 70/30 M:F 35-50	AB M 40+

UK example: excerpt from trade presentation

FOSTER'S


Brand Positioning
Our 4 core brands are distinctly positioned to avoid overlap
High involvement with wine
(Connoisseur)
Old world challenger
Bold growth seeker
Traditional
Contemporary
Contemporary style leader
Mainstream Powerbrand
UK example: excerpt from trade presentation
Low involvement with wine
(Easygoing)


Occasion & Wine Style
Each wine has its own distinctive style as well as a specific occasion relevance
ROSEMOUNT ESTATE
Wine Style:
Easy drinking, fruit-driven, true to expectation of varietal
Best Suited to:
Everyday, casual enjoyment at home with or without food
Wine Style:
Distinctive, rich, lush fruit, vibrant varietal expression
Best Suited to:
Sharing special moments, social and spontaneous get-togethers in and out of home
Wine Style:
Full-bodied, serious, complex
Best Suited to:
Planned, considered, rewarding occasions in and out of home
Wine Style:
Outstanding age-able reds. Bold, rich, generous.
Best Suited to:
When you feel like indulging in the best. To be savoured, particularly with food.
UK example: excerpt from trade presentation

Marketing Strategy

Also helps to reinforce the points of difference between each of our brands

Audience	Enjoyers	Aspirationals	Aspirationals/ Appreciators	Appreciators/ Connoisseurs
Media Approach	Broad-reaching, mainstream TV	Targeted lifestyle media	Mass media & events sponsorship	High profile print media; dining focus
Current Plans	ITV1 Drama Sponsorship	New multimedia campaign ('06)	Eagle TV activity Ashes Cricket	New print campaign
Investment Approach	Within top 5 wine investors	Over-investing for growth	Heavyweight spend to establish positioning	Consistent investment



UK example: excerpt from trade presentation

Beringer F05

Beringer has performed well during F05, up 13% in volume, on back of increased investment.


5,000
4,000
3,000
2,000
1,000
Blush
Other CA
Stone
Founders'
Luxury
Sparkling
■ FY04 ▨ FY05

Beringer Founders Estate +13%
Beringer Blush +8%
Beringer Luxury +47%
Latest Nielsen Period (4 wks to 27 August 2005)

Beringer future growth

Key opportunity	Actions
Continuing the commitment to advertising	Keep building the excitement of the new campaign
Maintaining double digit growth for a 4th straight year on Stone Cellars	Going where wine has never gone before with PET
Pro-actively managing the CA Collection and White Zin before they reach "maturity"	Relaunch for the California Collection
Capitalizing on the bright new look of Founders' Estate	Creating a consumer connection showcase for Founders'
Each tier conducting small, separate incentive programs	One mega-incentive linked to our brand campaign
White space opportunity at $10-14	NPD

Wolf Blass success story since 2000

Key success factors

1 Belief... focus... sustained commitment

Belief in the brand
- Organisation-wide, from the very top
- Re-engagement of Wolf Blass (the man) in marketing the brand

Sales force focus
- Education
- Incentives

Clarity of proposition
- Premium quality
- Leadership, boldness, distinctiveness
- Authenticity, heritage, character



2 Investment

State-of-the-art winery
- Focus on wine quality at all price points and consumption occasions

Innovative brand building
- Capitalise on awareness
- Raise premium profile
- Build relevant presence

Unique visitor centre experience

Consistent global brand building
- USA, UK, Ireland, Canada



3 Innovation

New products / brand architecture
- Eaglehawk
- Gold Label
- Platinum Label
- Expanded range for Red, Yellow, Grey Labels

New packaging
- Consistent and aspirational
- Screwcap pioneer

Advertising breaks mould
- Ownable proposition, not classic wine cues



Wolf Blass future frowth

WOLF BLASS

FOSTER'S GROUP

1. **Increase awareness** → Increase investment in advertising & sponsorships to grow awareness
2. **Grow distribution** → Utilise new brand architecture to increase breadth & depth of availability
3. **Prompt trial** → Rollout blockbuster consumer promotions & in-store theatre to stimulate trial and conversion
4. **Seed USA** → Invest in USA to build sustainable growth, introduce Red Label range
5. **Build sparkling** → Australian strategy to test potential

Rosemount Estate: A great brand in need of focus

FOSTER'S GROUP

High end of competitive range for the market
Low end of competitive range for the market



	Prompted awareness	Quality	Brand Activity Index	Purchase interest
Australia	87%	7.2	43	31%
Ireland	79%	6.8	28	28%
UK	65%	6.7	20	20%
USA	32%	6.7	8	8%
Canada	29%	7.0	13	10%
Sweden	24%	5.9	4	4%
Netherlands	12%	6.9	6	3%

Note: Brand health measures show resilience in Australia

Rosemount reinvigoration

1. Review current brand vision & positioning
2. Commence insights based strategic platform development process
3. Develop packaging & advertising brief
4. Test proposed positioning, packaging & advertising concepts
5. Refine positioning, packaging, advertising
6. Rollout new integrated brand campaign
7. Post evaluation

July 2006

- Commence rollout of new marketing mix – global handover to regions
- Pre-sell to trade customers, influential gatekeepers
- Build internal excitement
- Integration within each market into activity calendar and local priorities
- Integrated trade & customer marketing initiatives driven by regions
- Agree brand KPOs by region

Lindemans future growth

- Review need for ***pack update*** and current work-in-progress
- Develop new ***global creative*** ensuring market needs are covered
- Establish ***core product range*** & focus on growing sales
- Update ***brand manual*** to drive global alignment
- Identify role of ***premium tiers***
- Ensure **COGS** meet FWE requirements
- Develop & launch ***"Big Idea" NPD***
- Evaluate & agree ***Horizon 2 and 3 markets***.
- Agree long-term growth model



Penfolds future growth

FOSTER'S GROUP

Communication of the image

- Create a global communication platform
- Warm up image to engage more consumers
- Increase investment and focus on wider group of consumers

Creation of the luxury environment

- Merchandising
- Best restaurants distribution and PR programme
- Duty free and shop in shop

Product range, availability, clarity

- Clear differentiation of tiers
- Growth of super resource over time
- Reinforcing the luxury tier
- Maximise Bin sales
- Thomas Hyland re-engineering for greater appeal
- Rawsons as an endorsement brand


restaurant
50
BEST

4

Tap into multiple, high-growth source geographies

- Australia
- California
- Others: Italy (pinot grigio), New Zealand (sauvignon blanc), South Africa, Chile

FOSTER'S

$ Growth USA – AC Nielsen period to 27 August 2005


%
35
30
25
20
15
10
5
0
3
16.5
5.3
25.1
7.8
27.7
9.2
32.4
52 wks
26 wks
12 wks
4 wks
Total Italian wine
Castello di Gabbiano



The growth in the USA of our largely outsourced Castello di Gabbiano brand highlights an opportunity in other attractive source categories.

Source: AC Nielsen to 27 August 2005 – value growth

5 Execute with excellence

- *Trade spend effectiveness*
- Sales force effectiveness
- Wine quality
- Supply chain flexibility and efficiency

FOSTER'S

EMEA region has embarked on 3-pronged category leadership project

Portfolio alignment	Trading term alignment	Promotion evaluation
• Define and differentiate brand positioning of core brands • Identify areas of opportunity in each market and key account	• Understand key components of prior trading relationships • Identify win-win outcomes to drive premium wine sales by meeting both consumer and customer needs	• Identify drivers behind successful promotions, in terms of mechanics, support, and timing • Develop a comprehensive methodology for assessing promotional effectiveness in future trade activity

How will we drive future growth?

FOSTER'S

- Continued global growth plan for Wolf Blass
- Continued Beringer investment/innovation in US and beyond
- Media and NPD behind Lindemans in Europe
- Stabilisation of Rosemount performance globally (F06) followed by relaunch (F07)
- Continued luxury drive (Penfolds, Chateau St Jean etc.)
- Leverage Little Penguin in Americas and EMEA
- Drive Horizon 2 wine distribution
- New innovation of scale



How will we improve returns?

Grow top line

- Grow EBITAS via growth in premium wine, well funded brand building and cost management

Minimise capital base

- Bank synergies – low capital investment
- Minimise growth in CCE
  - Consolidate sites
  - Dispose of non-core assets
  - Extend outsourcing to ex-Southcorp portfolio
  - Restrict inventory investment
  - No new vineyard holdings
  - Prioritise capital expenditure to high return projects

BBWE Asia Pacific Trade ROCE


17
16
15
14
13
12
11
10
11
12.9
14.6
16.6
F02
F03
F04
F05

BBWE Global Trade ROCE


F05: 7.2%
F04: 6.1%

Our competitive advantages

- Our global wine marketing and innovation capability
  - Advertising & promotion spend at 8% of revenue
- The world's first global wine supply chain
  - to make investment, cost and service decisions based on consumer and market needs, as opposed to country of production legacies
- Our combined scale in Horizon 2 markets
  - Canada
  - Japan
  - Scandinavia



FOSTER'S
GROUP



Foster's Australia

a unique consumer led, customer driven business

FOSTER'S GROUP
FOSTER'S AUSTRALIA

Features of the Foster's Australia model

- Unrivalled multi-beverage brand portfolio & consumer insights
- Superior customer network and service model
- Leading route to market model & supplier relationships
- Low cost business model

Leverage scale smartly


Customer
Consumer
Ways of working
Supplier

Creating a model for sustainable growth

From this…


Technology
Logistics
Merchandiser
Brand Mgr
Sales Rep
Owner/ Operator
Venue Staff
DC Mgr
Tech Support
FOSTER'S
CUSTOMERS

Creating a model for sustainable growth

To this...


Business Mgr
Owner/ Operator
Brand Mgr.
Buyer
Merchandiser/Promotions
Venue Staff
Logistics
DC Mgr
Technology
Tech Support
FOSTER'S
CUSTOMERS

Pursuing a Blue Ocean strategy

Sustained high performance by creating uncontested market space

RED OCEAN STRATEGY	BLUE OCEAN STRATEGY
Compete in existing market space	Create uncontested market space
Beat the competition	Make the competition irrelevant
Exploit existing demand	Create & capture new demand
Make value / cost trade-offs	Break the volume / cost trade-offs
Align the company activities with strategic choice of differentiation or low cost	Align the Company's activities in pursuit of differentiation and low cost

Source: Harvard Business Review - October 2004

Progress in building the multi-beverage model

- Created Foster's Australia on 1 July
- Created Foster's Australia steering team
- Enhancing our brand portfolio segmentation
- Developed customer-facing design
- Underway with supply chain review

Performance to date

- Solid year F05 – F06 delivering to plan
- Strong revenue and margin performance
- Solid performance on supply chain and costs
- Reinvested in core brand portfolio and innovation
- Good progress on overhead management
- Up-weighted organisational capability and skill base
- Implementation of new customer facing IT platform underway

Demonstrated success in multi-beverage

Wine: popular table wine

Half Mile Creek - fastest growing lifestyle table wine in Australia

- Launched May 2004
- Success linked to distribution penetration
- F'05 sales - 300,000 9L cases
- Achieved 'first pour' on-premise successes

HALF MILE CREEK



Wine: sparkling

Sparkling category leadership

- Great brands and in-store execution (stock weight and floor positioning)

Million Bubbles Day 1 September 2005

- Nationwide telephone & field blitz across all customer types
- 62,000 cases of sparkling ordered on one day (up 70% on last year)




Yellow



RTD's:
Foster's volume up 25%, category up 11%

Cougar: fastest growing spirit brand in Australia

- Cougar Bourbon (RTD) fastest growing bourbon in Australia
  – CB volume up 37% (category up 14%) vs LY (AC Neilsen July MAT)
- Cougar Rum (RTD) in first 3 months achieved 4% share of dark rum, on track for 90,000 cases within first seven months
- Also strong growth in Black Douglas and Cougar glass

COUGAR BOURBON

COUGAR DARK RUM

Beer:
core brand growth success

Fastest growing beer brand in retail value & volume

- Growing consistently at 20+% MAT
- Number 4 beer brand in Australian market
- Now a true national brand
  - 76% of volume growth from states other than Victoria




CARLTON DRAUGHT

Carlton Draught Big Ad


Work
FOSTER'S: CARLTON DRAUGHT

Beer: core brand line extension

Appealing to the new VB drinker

- Differentiated from core VB – has traditional (retro) cues
- On-premise launch with 1,600 venues supporting
- Now in 18 pack for off-premise


NEW BREW
MOVES
OFF
PREMISE

Beer: NPD innovation

Creating niche functional categories

- Targets 'healthy lifestyle' people
- Pure Blonde - fastest growing pack beer brand
  - 24% volume growth vs last quarter (AC Nielsen to July 05)
- 7,000 stockists nationally, 600,000 cases in first 9 months


PURE BLONDE



Beer:
premium imported brand success

Category volume up 20%, Foster's volume up 48%

- Foster's Australia market share
  - 41% value and 36% volume up 6% in both

Corona: number 1 imported beer, 40% vol. growth

- Foster's portfolio driven by:
  - Corona
  - Stella Artois
  - Asahi
  - Miller Genuine Draft
  - Kronenbourg and the Belgian specialties


Corona
Extra

(Source: AC Neilsen MAT August 05)

Foster's Australia Steering Team
Building a sustainable growth model


John Murphy
Managing Director
Consumer & Customer Marketing Team
Neville Fielke
Senior Director
Marketing
Trevor Croker
Customer Marketing
Director
Rose Scott
Consumer Marketing
Director
Total wine portfolio
TBA
Consumer Marketing
Director
Beer, Spirits, Cider
& Non-Alc

Foster's Australia Steering Team

John Murphy
Managing Director

Consumer & Customer Marketing Team

Marketing experience across consumer packaged goods companies like HJ Heinz and Mars

Neville Fielke
Senior Director Marketing

Worked across various territories & roles in beer & wine sales, more recently led BBWE wine marketing

NZ and Aust. advertising experience and marketing leadership roles (global & domestic) for SRP last 9 years

Trevor Croker
Customer Marketing Director

Rose Scott
Consumer Marketing Director
Total wine portfolio

TBA
Consumer Marketing Director
Beer, Spirits, Cider & Non-Alc

Foster's Australia Steering Team

Customer Facing Team

Phil Crenigan
Sales Director Integrated

Michael East
Sales Director Destination

Alice Crowley
Sales Director Local

Mel Sutton
Sales Director Connect

Foster's Beverage Services

Geoff Jones
Foster's Beverage Services Director

Simon Boots
Niche Brand Servicing Director

Supply Chain

Rob Rogers
Supply Chain Director

Foster's Australia Steering Team

FOSTER'S

Customer Facing Team

Domestic & int'l wine industry roles with Orlando Wyndham & more recently Southcorp Wines

Global experience with Unilever, Guinness Brewing Worldwide & Diageo



Phil Crenigan
Sales Director Integrated



Michael East
Sales Director Destination

Asia Pac marketing and supply chain roles with Owens-Illinois, Carter Holt Harvey, Unifam and CSR



Alice Crowley
Sales Director Local



Mel Sutton
Sales Director Connect

Foster's Beverage Services



Geoff Jones
Foster's Beverage Services Director

Former Nike MD (Pacific) worked with Lion Nathan, Fonterra and Arthur Andersen



Simon Boots
Niche Brand Servicing Director

Supply Chain



Rob Rogers
Supply Chain Director

Foster's Australia Steering Team

FOSTER'S

Customer Facing Team



Phil Crenigan
Sales Director Integrated



Michael East
Sales Director Destination



Alice Crowley
Sales Director Local



Mel Sutton
Sales Director Connect

Foster's Beverage Services

Executive role with global sports marketing company IMG and leadership roles within the Australian Army



Geoff Jones
Foster's Beverage Services Director

FMCG, logistics, sales experience with companies inc. Cadbury Schweppes, Heinz, Lion Nathan



Simon Boots
Niche Brand Servicing Director

Supply Chain

Supply chain roles in Aust. & the US with Mars/Masterfoods



Rob Rogers
Supply Chain Director

Foster's Australia Steering Team

Finance, Business Development, Communications & Human Resources


Angus McKay
Finance Director


Grant Peck
Business Development Director


Geoff Donohue
Communications Director


Sue Smith
Human Resources Director

Foster's Australia Steering Team

Finance, Business Development, Communications & Human Resources

International experience in the beverage industry including with Diageo & NZ Milk


Angus McKay
Finance Director

FMCG experience across finance, sales & gen. mgt with McCormick Foods, Lion Nathan & BBWE


Grant Peck
Business Development Director


Geoff Donohue
Communications Director

Public affairs experience across alcohol, telecommunications, energy & water sectors


Sue Smith
Human Resources Director

International HR experience with companies inc. GE and Colonial Financial Services

Consumer led, customer driven model
Building sustainable growth


Vision
Create a unique multi-beverage business
Goals
• First choice brands for consumers; • First choice employer for our people; and • First choice investment for shareholders
Deliver a superior suite of products and services to our consumers and customers
Insights & innovation
Leading route to market
CONSUMER LED – CUSTOMER DRIVEN
Powerhouse brand portfolio
Best people
Leading customer relationships
Community involvement
Total result = superior financial performance

Consumer led, customer driven model
Building sustainable growth


Vision
Create a unique multi-beverage business
Goals
• First choice brands for consumers; • First choice employer for our people; and • First choice investment for shareholders
Deliver a superior suite of products and services to our consumers and customers
Insights & innovation
We have a superior understanding of the consumer and shopper and we foster a culture of innovation
(i-Nova)

Consumers are drinking a broader repertoire creating opportunities

FOSTER'S



Alcohol consumption	2001	2005	2009F
Single category only	37%	29%	18%
Multi-category	63%	71%	82%

Source: Roy Morgan – consumed last 4 weeks MAT July 2005

Consumer led, customer driven model

Building sustainable growth

FOSTER'S


Vision
Create a unique multi-beverage business
Goals
• First choice brands for consumers; • First choice employer for our people; and • First choice investment for shareholders
Deliver a superior suite of products and services to our consumers and customers
Insights & innovation
Powerhouse brand portfolio
We have first choice brands across more categories, occasions and channels

Smart ways of working between customers, consumers and supply chain to drive growth


Customer marketing occasions and purchase behaviour
Customer
'Shoppers'
Consumer
Value creation through 'Ways of Working'
'Partners'
'Brands'
Supplier
Customer facing fulfillment and services
Consumer marketing needs and repertoire
Outcome
Consumer led, customer driven business with scale, low cost features that cannot be copied

Differentiation through consumer led, customer driven capability

- Our scale enables investment in greater understanding of consumer and shopping insights
- Enables solutions that drive higher category participation and weight of purchase (eg: bundling for multi-beverage shopping occasions)
- Brand portfolio segmentation within and across a variety of categories
- Executing aligned priorities enables world class portfolio management
- Greater ability to help customers maximise their service offering to increase ease of shopping and trading-up (eg: wine bar)

Consumer led, customer driven model
Building sustainable growth


Vision
Create a unique multi-beverage business
Goals
• First choice brands for consumers; • First choice employer for our people; and • First choice investment for shareholders
Deliver a superior suite of products and services to our consumers and customers
Insights & innovation
Powerhouse brand portfolio
Leading customer relationships
We deliver superior life-time customer value to the largest customer network

Consumer led, customer driven model
Building sustainable growth


Vision
Create a unique multi-beverage business
Goals
• First choice brands for consumers; • First choice employer for our people; and • First choice investment for shareholders
Deliver a superior suite of products and services to our consumers and customers
Insights & innovation
Leading route to market
Powerhouse brand portfolio
Leading customer relationships
We provide the best value and best service to the largest network of customers via the lowest cost supply chain

Consumer led, customer driven model

Building sustainable growth


Customer
Consumer
Supplier
Product purchased
S&OP
Customer service
NPD & quality

- Delivering lowest cost
  - Implement learning's from Yatala and Best Practise
- Optimise national footprint and network - utilise assets for multi-beverage
- Drive packaging simplification, efficiencies, and flexibility
- Leverage our supplier relationships

Best value - lowest cost supply chain

Consumer led, customer driven model

Building sustainable growth


Vision
Create a unique multi-beverage business
Goals
• First choice brands for consumers; • First choice employer for our people; and • First choice investment for shareholders
Deliver a superior suite of products and services to our consumers and customers
Insights & innovation
Leading route to market
Powerhouse brand portfolio
Best people
Leading customer relationships
We leverage our shared talents to drive a one-team, high-performance culture

Consumer led, customer driven model
Building sustainable growth


Vision
Create a unique multi-beverage business
Goals
• First choice brands for consumers; • First choice employer for our people; and • First choice investment for shareholders
Deliver a superior suite of products and services to our consumers and customers
Insights & innovation
Powerhouse brand portfolio
Leading customer relationships
Leading route to market
Best people
Community involvement
We contribute positively in the communities in which we work and live
Foster's community

Consumer led, customer driven model
Building sustainable growth


Vision
Create a unique multi-beverage business
Goals
• First choice brands for consumers; • First choice employer for our people; and • First choice investment for shareholders
Deliver a superior suite of products and services to our consumers and customers
Insights & innovation
Powerhouse brand portfolio
Leading customer relationships
Leading route to market
Best people
Community involvement
How we connect the building blocks will be the key
Process and IT
Our planning and forecasting (short and long-term)
Organisational design
Ways of working (our behaviours)
Total result = superior financial performance


Consumer led, customer driven model
Building sustainable growth
FOSTER'S
Vision
Create a unique multi-beverage business
Goals
• First choice brands for consumers; • First choice employer for our people; and • First choice investment for shareholders
Deliver a superior suite of products and services to our consumers and customers
Insights & innovation
Leading route to market
Powerhouse brand portfolio
How we connect the building blocks will be the key
Best people
Leading customer relationships
Community involvement


New customer facing design
FOSTER'S
Four specialist customer teams
Integrated
Destination
Local
Connect
Phil Crenigan
Michael East
Alice Crowley
Mel Sutton
Supported by a new business that delivers superior quality services
Foster's Beverage Services
Geoff Jones
Merchandising and in-venue support services
(Low cost / flexible model)

New customer facing design

FOSTER'S GROUP

Four specialist customer teams

Integrated	Destination	Local	Connect

Supported by a new business that delivers superior quality services

Foster's Beverage Services	Merchandising and in venue support services (Low cost / flexible model)

Integrated customer segment

FOSTER'S GROUP

Consumers & shoppers

Customer solutions

Integrated

Definition	Includes customers with whom we typically have a relationship at many levels, across a full suite of service offerings
How we service	Typically like functions in both businesses work closely together on solutions across key account management, central buying, comprehensive trading terms, scan data, and merchandising.
Example	Large retailers like Woolworths, Coles Myer and Ritchies (aspire)
Leader	Director Sales – Phil Crenigan

Portfolio execution being achieved

FOSTER'S GROUP


Finals fever deals


SUPER BUYS
liquor

New customer facing design

FOSTER'S GROUP

Four specialist customer teams

Integrated	Destination	Local	Connect

Supported by a new business that delivers superior quality services

Foster's Beverage Services	Merchandising and in-venue support services (Low cost / flexible model)

Destination customer segment


Consumers & shoppers
Customer solutions
Destination

Definition	Customers where the venue provides a unique consumer experience
How we service	We provide business solutions and insights around beverage and food matching; menu design; venue marketing; bar and venue design, education and training; precinct expertise.
Example	Fine wine retailing; fine dining restaurants; five star hotels; casinos; resorts; theme bars
Leader	Director Sales – Michael East

New customer facing design

Four specialist customer teams

Integrated | **Destination** | **Local** | **Connect**

Supported by a new business that delivers superior quality services

Foster's Beverage Services

Merchandising and in-venue support services

(Low cost / flexible model)

Local customer segment

FOSTER'S GROUP

Consumers & shoppers

Customer solutions

Local

Definition	Your traditional 'local' hotel or club, including groups & banners, on and off premise. Relationships with the owner/operators are key
How we service	Executed at a local level; services and support based on local needs in their immediate geographic area; local trading environment, competitor and community issues are important
Example	The local metropolitan / suburban hotel and bottle shop
Leader	Director Sales – Alice Crowley

New customer facing design

FOSTER'S GROUP

Four Specialist Customer Teams

Integrated | **Destination** | **Local** | **Connect**

Supported by a new business that delivers superior quality services

Foster's Beverage Services	Merchandising and in-venue support services (Low cost / flexible model)

Connect customer segment

FOSTER'S

Consumers & shoppers

Customer solutions

Connect

Definition	Small customers, geographically remote, or difficult to reach
How we service	Remote nature means they require technology based connections with us across access tools like telephone and web based solutions. Many are currently being serviced by wholesales and other indirect channels
Example	Remote (regional) hotels, clubs, cafes, restaurants, bistros, and other small customers
Leader	Director Sales – Mel Sutton

New customer facing design

FOSTER'S

Four Specialist Customer Teams

Integrated	Destination	Local	Connect

Supported by a new business that delivers superior quality services

Foster's Beverage Services	Merchandising and in-venue support services (Low cost / flexible model)

Foster's Beverage Services


Consumers & shoppers
Customer solutions
Integrated
Destination
Local
Connect
Foster's Beverage Services

Definition	Services that are common across all four customer groups. Service requirements as defined by the Sales teams to support / compliment their product / brand offering to customers.
How we service	As a centre of excellence for service execution, we will be the lowest cost option for any quality or type of service required. Outsourcing via FBS will occur, where appropriate, strategically & economically.
Example	In-store merchandising, stock refill management, instore / venue promotional execution support, staff training, POS systems & support, procurement aggregation, etc
Leader	Director FBS – Geoff Jones

Consumer led, customer driven model

Building sustainable growth


Vision
Create a unique multi-beverage business
Goals
• First choice brands for consumers; • First choice employer for our people; and • First choice investment for shareholders
Deliver a superior suite of products and services to our consumers and customers
Insights & innovation
Leading route to market
How we connect the building blocks will be the key
Powerhouse brand portfolio
Best people
Process and IT
Our planning and forecasting (short and long-term)
Organisational design
Ways of working (our behaviours)
Leading customer relationships
Community involvement
Total result = superior financial performance

Consumer led, customer driven model

Getting the model right delivers a business that is not only sustainable but also flexible and adaptable

It will deliver:

- A unique / non replicable business model
- Dynamic response to the continually changing market place: service offerings, portfolio offerings, field resources (direct & indirect), and cost to serve
- Acquisition case synergies: combination of resourcing, distribution leverage & procurement
- Pre-acquisition synergies: CUB & BBWE (back office opportunities)
- Optimised logistics & warehousing solutions (eg one warehouse and one truck)
- Leading technology platform that is scalable and dynamic

Building sustainable growth

Evolving to the new model

- Maintain business continuity
- Identify the 'white spaces'
- Sequence change intelligently
- Customer facing organisation in place 1 February 2006
- Complete brand portfolio review by 1 November 2005
- Supply chain model underway, builds on good work to date
- Ongoing consumer led, customer driven culture, and capability plan in place

Building sustainable growth

A unique consumer led, customer driven business

A multi-beverage business model to achieve sustainable growth into the future

- Unrivalled multi-beverage brand portfolio & consumer insights
- Superior customer network and service model
- Leading route to market model & supplier relationships
- Low cost business model leverages our scale



FOSTER'S GROUP


The Foster's Brand
Maximising its value
in a global beer strategy
Rick Scully
Managing Director
Foster's Brewing International
21 September 2005
FOSTER'S
FOSTER'S

Foster's facts



- Foster's is an iconic brand - our 'Brand Australia'
- Foster's is the 7th highest selling international premium beer brand in the world
- Brand awareness and recognition is higher than position
- Volume growth for 11 consecutive years
- Foster's is available in more than 150 countries
- 100 million cases consumed each year
- Foster's brand way of working – the Angel philosophy is working
- Foster's innovates and is agile
- But returns are inadequate and must be improved

Contents



- Landscape of the global beer industry and its potential evolution
- Position of the Foster's brand and its role within FGL
- Outline the FGL strategy within this landscape and FBI's role in delivering the strategy

Summary of global beer market landscape

- Global beer consolidation over last 15 years: steady in first 10 years
- **Rapid acceleration** over last 5 years, increasingly involving regional or global rationalisation
- Global beer **landscape now dominated by 4 main global players**, with several strong regional players and a range of aligned and independent domestic operators
- **Consolidation will continue**, largely driven by the Big 4 seeking to fill strategic gaps in their portfolios
- Beer **consumption is negative to flat**
- Major brewers **earnings are suffering**

Market context

FOSTER'S GROUP

- Global beer consolidation is largely underway, and will continue more aggressively
- Foster's is a top 7 international brand, but faces challenges
  - Industry decline
  - Competitive marketplace
  - Limited distribution, due to lack of global infrastructure
- Foster's brand continues to outperform category
- Foster's brand licenses in major markets are held in long term arrangements, with economic shortcomings

...where to from here?


FOSTER'S
Intense consumer loyalty
THE ANGEL
BEER - technical excellence
PRESENTATION - enhanced product focus - premium cues
ENVIRONMENT - reinforce quality through the purchase/ drinking experience
ENDORSEMENT - renown for quality
GOAL
TOP FIVE INTERNATIONAL PREMIUM LAGER BRAND
RATIONAL RESPONSE
-Gap requiring focus
- Good New World beer
EMOTIONAL RESPONSE
- Exciting
- Youthful Fun, Friendly
- International
- No Worries
PRODUCT
- Australian
- Refreshing
- Distinctive and strong livery
BRAND IMAGE
- "Australianness"
- Environment, People, Lifestyle
- F1, Surf
Unique, Distinct
PRESENCE
- F1 GP – around 1.5 billion viewers per season
- Surf - $200 million industry and growing
- Increasing international reputation
CATEGORY LEADER
LOYALTY
PRICE PREMIUM
PRODUCT/BRAND REACTIONS
PRODUCT/BRAND ASSOCIATIONS
BRAND SALIENCE

Angel at work



- Foster's brand is leading draught beer Innovation globally
- Foster's is driving and ahead of "cold beer" phenomenon
- Foster's owns or has licensed:
  - Super Chilled
  - Streamline
  - Head Injection Technology
  - Hit GT (fast pour)

Focused growth as an IP based player

Improve existing partnerships

USA

- Strong Foster's brand in USA is essential
- Angel innovations just underway
- Signs of partner engagement and firm commitment behind business
- Improved arrangements with North American partner
- Discussions underway to improve business model

IP-based player contd...

FOSTER'S GROUP

Improve existing partnerships

UK / EUROPE

- Foster's brand has a strong position in UK, and growing footprint in Europe
- Taking more active role with partners to drive brand distribution
- Working together to enter new growth markets
- Joint efforts on product and technological development

IP-based player contd...

FOSTER'S GROUP

Expand existing "controlled" markets and into new unaligned territories

GREATER ASIA

- New markets open to us
- Review of opportunities to expand Foster's brand presence in region through strategic alliances with strong regional players
- Accessibility to distribution capability beyond current infrastructure

IP-based player contd…

FOSTER'S

Expand existing "controlled" markets and into new unaligned territories

CENTRAL & SOUTH AMERICA

- Growth markets
- Profitable development of Foster's brand through new licensing arrangements.
- Develop strategic alliances with strong players, at market royalty rates

Focused growth as an IP-based player

FOSTER'S

Pursue NPD & innovation

- Look to extend Foster's brand into beer categories that cater for changing consumers tastes and drinking patterns, at higher margin / royalty rate

Streamline & lower costs

- Review opportunities to extract value from brand expenditure
- To refocus into other geographies

One Foster's approach

- Relaunch Foster's brand in Australia, in line with global international positioning

Summary

- Global beer consolidation has seen rapid acceleration over the past 5 years, and set to continue. FGL has not been a participant
- FGL has a strong international premium beer brand, and ownership of "Brand Australia"
- FBI has been charged to extract maximum value from the Foster's brand
- FBI will more strongly pursue an IP-based platform
- Opportunities and bold options exist for renewed focus behind the brand
- Ensure continued equity improvement, and better returns

FOSTER'S
GROUP

Global Supply Chain

Randolph Bowen,
Senior Vice-President Global Supply Chain
Foster's Wine Estates

Rob Rogers
Director Supply Chain Operations
Foster's Australia

Creating the world's leading supply chain

Agenda

- Global procurement & innovation capability
- Global beverage production
  - Lowest cost
  - Risk mitigation
  - Best quality
- Tailored customer solutions
  - Logistics
  - Distribution



Creating the world's leading supply chain


Global wine production
Suppliers
Procurement & innovation
Support & capability
Logistics
Customers
Beer and 'm.bev' production

Consumer led, customer driven


Customer
Product purchased
Consumer
S&OP
Customer service
NPD & quality
Supplier

Best value, lowest cost

Procurement

ORGANISING FOR SUCCESS

Procurement

FROM


CUB
BBWE
FBI
C & S
Procurement
Procurement
Procurement
Procurement

Procurement

TO


Procurement
FA
FBI
FWE
Category / Supplier
Category
Category

Procurement

	General	Key Suppliers	Partners / Integrated
	Commodity	Key materials / services	Value added / innovation
Strategy	Lowest price	Cost / value	Cost / value / innovation / partners
Examples	Chemicals Non critical spare parts Site services Utilities	Malt Hops Caps / lids Cork	Key packaging suppliers Labels Logistics
Approach	Consolidate	Account management	Partnership & innovation

Source: Tony Lendrum, Strategic Partnering

Procurement - Delivering

- Vendors
  - Chemical 'Auction' – 20% cost reduction
- Suppliers
  - Consolidated volume on wine with Southcorp integration
- Potential partners
  - Shelf-ready packaging
  - Southcorp domestic fulfillment
  - New primary packaging formats




PURE BLONDE

Procurement

- One Foster's
- Differentiated approach by category
- Leveraging scale
- Key partners helping drive innovation

OUTCOMES

Production

Key features of the global supply chain

Product strategy and long-term supply control

- Scale economies in manufacturing and purchasing
- Enhances management of capital employed
- Optimal supply chain integration across Foster's Group
- Global financial control and reporting
  - Prioritisation of CAPEX and resource allocation
- Ensuring quality and differentiation
- Create a safe and inspired workplace

Creating an unassailable lead in product quality, cost & service

Key milestones achieved

- Wolf Blass winery upgrade
- Yatala expansion
- Karadoc upgrade
- Implementation of Manugistics





Beer:
supply management strategy


Creating the world's leading supply chain
Aim
• Best value, service and cost
• Largest network of customers
1. Optimise national network & scale
2. Packaging simplification, efficiencies & flexibility
3. Leverage assets for multi-beverage
Win as One Foster's through our ways of working

Beer production network

- Maintaining lowest cost
  - Implement learning's from Yatala and best practise
- Optimise national footprint and network for lowest cost
  - Total delivered cost
- Utilise assets for multi-beverage
- Drive packaging simplification, efficiencies and flexibility

Global wine supply chain is a key competitive advantage

Wine Supply Chain Strategy	Global Processes	Maximise Economies and Flexibility
Integrated production platform leveraging scale Global product strategy developed with regions Strategic supply framework Agreed service levels	Globally consistent reporting, metrics, transparency and control Global scale and leverage best practice expertise/systems	Scalable global hub servicing many selling units Market leading customer solutions Flexible supply base aligned to global demand Minimum inventory levels Global procurement

- Global wine supply chain to optimise the cost/quality of products for the regional businesses
- Regional businesses freed to focus on in-market performance

Wine supply management strategy

Creating the world's leading supply chain

Aim
- Meet forward sales demand at lowest costs
- Minimise exposure to wine surplus (volume/value)

1. Rigorously challenge forward demand plans
2. Product strategy
3. Risk-weighted forward commitments

Win as One Foster's through our ways of working

Forward demand planning

FOSTER'S

- Demand planning is the single biggest contributor to business risk in the wine and spirits supply cycle
  - Also critical for asset maximisation in beer
- We are addressing this risk through rigorous forecast generation, review and risk weighting processes
  - Underpinned by mathematical models in Manugistics
  - Validated against analysis of category growth Vs industry history and projections
  - Risk-weighting is applied differently for mature brands vs NPD, luxury vs commercial
- Implementing common planning systems across Foster's supply chain

= Best possible forward sales projections



Product strategy

FOSTER'S

- Pro forma P&L + balance sheet by product
- Blend recipes based on long-term sustainable grape prices
- Ensure intake plans "work" across the wine cycle rather than relying on low prices and surplus.


Profit and return expectations
Capital management strategy
Pro-forma financials
Pro-forma financial analysis
NSP
COGS
OH
EBITA
FEmpl
ROCE
Target blends and AOR drives long term supply commitments
Fwd supply plan
• vintage costing and winery / bulk / viti / grape budgeting
Global export reviews
Review process
Wine making and viticulture review
Local market reviews

Risk-weighted forward commitments


Demand-side
• Product
• Marketing
Supply-side
• Luxury
• Region
• Premium
• Commercial
Industry supply
Forward commitment plan
• Varietal
• Category
Industry supply

Analysis shows that we are better to be short than long in supply position to reduce risk in industry cyclical excesses.

FWE Australian supply-demand


WHITE SUPPLY POSITION
RED SUPPLY POSITION
Tonnes
2006
2007
2008
2009
2010
Vintage
Out-sourced
Contract
Owned
Demand

The split of fruit supply sources may change as requirements for 2006 onwards are reviewed

FWE American supply-demand


FWEA white supply position
Owned
Contract
Outsourced
Demand
2005
2006
2007
2008
2009
2010


U.S. red supply position
Owned
Contract
Outsourced
Demand
2005
2006
2007
2008
2009
2010

The split of fruit supply sources may change as requirements for 2006 onwards are reviewed

Ensuring quality & differentiation

Asia-Pacific winemaking structure

Chris Hatcher – Chief Winemaker Asia Pacific

- **Nigel Dolan** – Group Red Winemaker
- **Mark Robertson** – Group Boutique Wineries Winemaker
- **Glenn James** – Group White Winemaker
- **Peter Gago** – Penfolds Chief Winemaker
- **Charles Hargrave** – Group Sparkling Winemaker
- **Sam Glaetzer** – Group Commercial & Wine Utilisation Winemaker
- **James Godfrey** – Group Fortified Winemaker

Reward for quality

- 2003 Jimmy Watson Trophy (Saltram's The Eighth Maker)
- 2004 Winestate Wine Company of the Year – Southcorp
- 2004 FWE Wine Show Success:
  - 38 Trophies and 239 Gold Medals*
- 2005 Wine Enthusiast Winemaker of the Year Nominee
  - Peter Gago, Penfolds





* Further details, including classes, can be provided if required.

Realising wine synergies

GOAL	COMMENTS
Strengthen **supply planning** *disciplines*	On track for all systems live December 2005
Optimise **fruit sourcing, blend structures, age of release**	Product strategy complete on major ex-Southcorp brands by end 2005. Increase flexibility in cropping to balance supply.
Introduce **outsourcing** to ex-Southcorp portfolio	Phase in post product strategy. Sell non-core vineyards.
Optimise **wine processing**	Selling one Hunter and one Coonawarra winery. Consolidating to larger sites.
Optimise **packaging**	New Wolf Blass facility commissioned in October 2005. Integrated IT systems (by June 2006) will release further benefits for packaging.
Explore **further opportunities**	In-market bottling. Improve economics of cask production. More top-end fruit to capture opportunity at high-end of SRP range.

Packaging consolidation

- New Wolf Blass packaging facility on track to commence operations in October
- Optimisation of wine packaging lines being reviewed in Australia
- Consolidation of bottling in US. From 4 sites to a highly efficient operation in Napa.





Packaging flexibility & innovation

- Expanding in-market packaging for specific SKU's (wine, spirits etc)
  - Customise at the latest possible point
  - Maximises flexibility and inventory management
- Use lines for multi-beverage capability to maximise utilisation and efficiency
- New pack format flexibility coming to market
  - 18 Pack VB Original Ale
  - 500mL VB can
  - 6 pack sparkling
  - PET for wine
- Shelf-ready packaging being trialled / implemented
- Channel specific offerings
- New, innovative pack formats to be launched in next few months


VB


VB

Tailored customer solutions

Global co-ordination, local execution
Australia the lead market


Global wine production
Suppliers
Procurement & innovation
Support & capability
Logistics
Customers
Beer and 'm.bev' production

Leading route-to-market

FOSTER'S GROUP

- We provide the best value and best service, to the largest network of customers, via the lowest cost supply chain





Actions to deliver lowest cost

FOSTER'S GROUP

- Work with suppliers to optimise inbound
- Rationalise warehousing network
  - DCs 41 to 14
- Simplify linehaul
- Right sized, customised delivery
- Consolidate import/export and ocean freight





Individual supply chain networks


'OUR CONSUMER'
Retail outlet – 'OUR CUSTOMER'
Retailer / Wholesaler DC
CUB
BBWE
SCW
Cellarmaster
Suppliers

One Foster's supply chain


'OUR CONSUMER'
Retail outlet – 'OUR CUSTOMER'
Retailer / Wholesaler DC
Foster's
Suppliers

Tailored customer solutions - being development

	Integrated	Destination	Local	Connect
Multi-Beverage				
Customised offerings				
Purchase-ready packaging				
Fast, reliable order to delivery				
Flexible delivery				
Customer pick-up				
Home and premium delivery				
Inventory management				

Lowest cost multi-beverage network

	Today	Target
Distribution centres	41	14
Fleet & route management	11 Tonne	6 Tonne
Total supply chain inventory		↓
Total logistics costs		↓

Logistics transformation timeline


Risk management;
- Property
- Systems and IT
Wine logistics continuity
East Coast wine implementation
Network strategy & design
SA implementation
WA implementation
NT implementation
Tas implementation
NSW implementation
Vic implementation
Qld implementation
July
Jan
July
Jan
July
2005
2006
2007

Logistics

UK/EUROPE

- Customer expectations understood
- Modelling work well underway

USA

- Indirect model
- Staying as is for now
- Modelling of future scenarios to begin Nov/Dec

Creating the world's leading supply chain

Key areas of focus:

- Global Procurement & Innovation Capability
- Global Beverage Production
  - Lowest Cost
  - Risk Mitigation
  - Best Quality
- Tailored Customer Solutions
  - Logistics
  - Distribution

Global Supply Chain

Randolph Bowen,
Senior Vice-President Global Supply Chain
Foster's Wine Estates

Rob Rogers
Director Supply Chain Operations
Foster's Australia

FOSTER'S
GROUP

Integration

John Murphy
Managing Director
Foster's Australia

Jamie Odell
Managing Director
Foster's Wine Estates

21 September 2005

Integration principles

Vision

To integrate Southcorp into stable One Foster's platform that is able to deliver core business targets, accelerate growth and achieve identified synergies over the next 18 months.

We will do this by taking the following actions to integrate Southcorp:

- Communicate all key messages in the most appropriate manner
- Select the best people available for each role
- Improve cost position by streamlining the processes, optimising the combined assets, closing selected facilities and removing surplus staff
- Leverage the combined portfolio of brands
- Ensure the Foster's ways of working are accepted and lived by staff in the combined entity

We expect this will lead to:

- Achievement of targeted synergy benefits
- Retention of consumers, customers, staff and suppliers
- A stable business platform that is non-replicable, and has ability to grow both through organic and inorganic activity
- Inspired staff
- A repeatable integration model

Integration principles

Project

- Synergies not gained within 18 months will not be extracted
- Don't pursue 'best of both' processes
- Be "roughly right" not "exactly wrong"
- Build something that cannot be copied

People

- Use "best of both" people
- Draw on relevant experience in both organisations

Marketplace

- Maintain +ve consumer and customer market place momentum in both organisations
- Keep "operators" focused on "operating"

Communication

- Communicate merger milestones regularly both internally and externally

Financial

- Draft will-be budgets and accountabilities consistent with integration sequencing and timing asap

Phases, timeline & objectives

Strategy and Planning Phase (1)

Objectives

- Gain clarity on strategic intent – strategic fit, desired objectives, integration strategy & philosophy
- Prepare to take a coordinated, integrated, efficient approach to managing the project, with clarity on roles, principles and metrics
- Determine FLT vision of success at 07/05, 06/06 and 06/07 - Newco
- Prepare for Integration Design Phase
- Appoint external advisors

25 Feb

Integration Design Phase (2)

Objectives

- Prepare for a fast, effective implementation by having detailed plans for business continuity, synergy capture, development and implementation of Newco (based on assumptions to be validated in review)
- Prepare for Business Review by having resources and plans in place to confirm key assumptions
- Ensure design effort is consistent with 'One Foster's' outcome and 'Ways of Working

30 May

Business Continuity and Review Phase (3)

Objectives

- Ensure business continuity
- Implement Business review to
  - Confirm key assumptions in implementation plans and
  - Understand potential issues and liabilities
- Finalise prioritisation of initiatives based on business review
- Move from 'take-over' to 'integration' focus—involve target in teams and integration activity, manage impact of change

22 July

Integration Implementation Phase (4)

Objectives

- Implement Newco while ensuring business continuity
- Deliver integration in accordance with integration principles and delivery of deal objectives
- Deliver integration consistent with 'One Foster's' outcome and 'Ways of Working
- Support employees of combined organisation in reaching full performance and proficiency as smoothly and quickly as possible

Jun 07

Integrated, coordinated project management

Consistent, relevant communication

Business review findings

Positives

- Passion for brands
- On premise fine dining expertise
- Some strong customer relationships
- Some good monthly reporting
- Quality of financial controls
- Some new and increased skill depth and bench talent e.g.
  - Consumer insights capability
  - Consumer relations systems and processes
  - Tourism and hospitality capability
- Successful innovation of scale
- Viticulture systems and processes in grape growing operations
- Strong business model and scale in Continental Europe
- Direct RTM model in Canada

Negatives

- Core SRP brand performance
- Rosemount brand health worse than expected
- Supply imbalance by grade (mostly C grade) – net combined position is short
- Poor implementation of Blueprint project
- General lack of discipline and rigorous systems in supply chain



Culture

FOSTER'S

- Successful leadership meetings held in all regions
- Morale positive
- Cultural integration progressing well
- Communication audits have yielded positive results





Progress to date

FOSTER'S



- **Overall**
  - Significant progress across the Group
  - Good balance of Foster's and Southcorp people – 60 / 40
  - Speed & open communication has served us well
- **Australia**
  - New management team established
  - All remaining Artarmon staff now relocated to Kent
  - FWE supply chain structure appointed
  - Movement towards new single employing entity
- **EMEA**
  - Relocated people across two offices to ensure like functions are co-located
  - New management team established and structure appointed for sales & marketing
- **North America**
  - New management team established
  - 90% of structures filled, with all structures to be finalised 6 months ahead of schedule
  - Relocated people across two offices to ensure like functions are co-located
- **Asia / NZ**
  - Sales and marketing structure implemented, and relocation of offices complete
  - All people synergies achieved

Managing change

Key success factors include:

- Strong leadership.
- Careful planning and measurement.
- Focus and accountability
  - embedding project targets into business plans.
- Investing in organisational capability
  - talent and technology.
- Stakeholder respect
  - consultation and communication with internal and external stakeholders, from regular Board updates to regional community briefings.


Fostering a new team spirit

Broader value - creation opportunities

- Create a strong performance ethic
- Leverage scale in the 'war for talent'
- Reorganise core businesses and processes
- Strive for a step change in key functional areas, eg sales and operations

- Take a 'clean sheet' approach to brand portfolio and growth strategy
- Leverage the expanded infrastructure in new geographies, channels, and categories
- Rethink the commitment and approach to innovation
- Reinvest a portion of the cost synergies


Embark on new strategic opportunities
Unfreezing the organisation
Ensure business momentum maintained
Capture near-term synergies

- Protect core businesses and customers
- Retain top performers in key functional areas
- Clarify accountability for profit delivery in transition phase

- Capture cost synergies
- Capture revenue synergies
  - Cross-selling
  - Pricing/bundling
  - Co-branding/migration

Southcorp synergies

Net synergies of:

$Amillion net synergies	FY'06	FY'07	FY'08
Corporate overheads • business support services integration • global marketing integration • IT	20-25	35-40	35-40
Production / procurement • packaging consolidated • winery consolidation • blend structures	3-5	25-30	50-55
Route-to-market • Europe • North America • Australia / NZ • Australia fulfilment	15-20	40-45	45-50
Total	**40-50**	**100-115**	**130-145**

FOSTER'S
GROUP

Closing remarks

Trevor O'Hoy

President & Chief Executive Officer

September 21, 2005

Southcorp's value to Foster's

- **A transforming acquisition**
  - Category leader in global premium wine with ownership of the 'Australian' category
  - Access to global consumer insights, developing products that transcend borders
  - Scale efficiencies that enable reinvestment in brands, every day of the year
  - Unassailable lead in Australian multi-beverage
  - Redefined route to market: new ways to service our customers, and inspire our consumers
  - A new frontier of growth
- **Synergies of $40-50 million in F06 building to $130-145 million by F08**

The next twelve months

- Brand investment to 8-10% of revenue
- Focus on Foster's brand
- Re-launch of the Rosemount brand
- Flow-through of cost efficiencies: Wine Trade Operational Review, Veraison and Foster's Services Review.
- Restructure of the Wine Clubs & Services business
- Southcorp customer-facing integration
- $40-50 million of Southcorp integration synergies

Beyond twelve months

- *The reporting and business integration of Southcorp*
- Hitting our growth targets
- Sustained product innovation
- Supply chain efficiencies
- Southcorp synergies toward $130-145m target by mid 2008

On track

- **Solid results from core businesses**
  - CUB/Fosters Australia multi-beverage model performing
  - Wine Trade return to growth
  - FBI, Clubs & Services review and transformation
- **Pure premium beverage play**
  - disposal of non-core asset largely complete
  - category leadership – global premium wine, multi-beverage Australia, 7th largest global beer brand
- **Continuous improvement, funding continuous investment in brands and innovation**
  - efficiency reviews and supply chain restructure
- **Southcorp integration on track**
  - synergies tracking to plan
  - getting the culture right

Closing remarks

Trevor O'Hoy,

President & Chief Executive Officer

September 21, 2005

FOSTER'S
GROUP